

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 20, 2018

Nelson Shapiro
President
Capital Access Point I, Inc.
c/o Shefford Advisors, LLC
477 Madison Avenue, Sixth Floor
New York, New York 10022

> **Re:** **Capital Access Point I, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed January 16, 2018**
> **File No. 000-55883**

Dear Mr. Shapiro:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ A.N. Parker

                                        Anne Nguyen Parker
                                        Assistant Director
                                        Office of Transportation and Leisure